Exhibit 99.1
ZEGNA GROUP REPORTS STRONG FIRST HALF 2022 RESULTS
Current Trading Supports Increased Guidance: Mid-teens Revenue Growth and Solid Improvement to Adjusted EBIT1 for 2022
Continued Execution of “Our Road” Strategy Creating Global Growth for Zegna and Thom Browne, on Track to Achieve
Mid-term Targets
Zegna’s Newly Announced Partnership with Real Madrid Expected to Cement One Brand Strategy and Target New Customers
Milan, August 26, 2022 - Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”) today announced revenues of €729.0 million for the six months ended June 30, 2022, up 21%2 year-on-year (“y-o-y”), and profit of €21.0 million. Adjusted EBIT for the period was at €82.7 million, with an Adjusted EBIT margin of 11.3% (+20bps y-o-y).

Ermenegildo “Gildo” Zegna, Chairman & CEO, said:
As we conclude the first half of the year, I am proud of the progress that Zegna Group continues to make as we execute our strategic plan, despite ongoing macroeconomic and geopolitical instability, which added to the still ongoing global health crisis, with the US, Western Europe and UAE more than offsetting the impact of Covid-19 related measures in the Greater China Region (“GCR”).
Looking forward, our emphasis will remain on the three pillars of the Our Road strategy. First, we will continue to focus on the Zegna One Brand, which launched in July with a collection of highly recognizable iconic products. Second, we will work to achieve Thom Browne’s full potential, seeking to double revenues by expanding the number of (end) clients, and leveraging customer loyalty and the brand’s unique appeal. Third, we will further strengthen our one-of-a-kind Made in Italy Luxury Textile Laboratory Platform, which is currently seeing sustained levels of production benefitting from healthy orders flows. And we will do all this while staying true to our values, ensuring that sustainability remains at the heart of everything we do and embedding it even further into our business and strategy.
We are already improving store productivity through investment in our people, investments in our stores and the proactive reshaping of our store footprint, the addition of new iconic products and the improvement in sell-through. We are very focused on client outreach through our omnichannel approach, and on innovative partnerships that also target younger consumers. I am particularly excited about our recently announced partnership between Zegna and football club Real Madrid – one of the most recognizable brands in the world with a loyal and enthusiastic fanbase. This partnership will be a tremendous amplifier of our One Brand strategy.
While our current performance is strong, including a healthy rebound in the Greater China Region, the global geopolitical and economic outlook remains uncertain. Through flexibility and discipline, I am confident that we will remain on track, as we execute our strategy to achieve our new 2022 guidance and meet the medium-term targets set out during our Capital Markets Day hosted “at home” in Oasi Zegna on May 17.

1 Adjusted EBIT is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 13 of this communication for the definition of such non-IFRS measure.
2 All growth rates in this release are year-on-year unless differently specified, and are expressed at actual foreign exchange rates.

Key Financial Highlights from the first half of 2022

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages and per share data)	2022	2021	2022 vs 2021	%
Revenues	728,993	603,340	125,653	20.8%
Profit	21,021	32,234	(11,213)	(34.8)%
Adjusted Profit	22,823	26,307	(3,484)	(13.2)%
Adjusted EBIT	82,678	66,813	15,865	23.7%
Adjusted EBIT margin	11.3%	11.1%
Diluted Earnings per Share in €	0.06	0.14
Adjusted Diluted Earnings per Share in €	0.07	0.11

Revenues by segment
Zegna(*)	552,966	465,899	87,067	18.7%
Thom Browne(*)	185,769	142,553	43,216	30.3%

Adjusted EBIT and Adjusted EBIT margin by segment
Zegna	51,116	38,984	12,132	31.1%
	9.2%	8.4%

Thom Browne	31,562	27,829	3,733	13.4%
	17.0%	19.5%
______________________________________ (*) Before inter-segment eliminations.

(€ thousands)	At June 30, 2022	At December 31, 2021	June 30, 2022 vs December 31, 2021
Net Financial Indebtedness/(Cash Surplus)	(103,130)	(144,769)	41,639

Select Highlights

•Diversified global presence and broad-based strength
◦An excellent first half in a still disrupted environment with continued growth momentum for both Zegna and Thom Browne, as US, EMEA and Rest of the World more than offset the impact of COVID-19 related measures in the GCR, showing an acceleration in 2Q 2022 with a growth rate of 59% from 48% in 1Q 2022 (+53% in 1H 2022)
•Sound profitability despite increase in costs
◦Richer product content, positive pricing dynamics, higher sell-through which has increased double-digit (with the exception of GCR), scale effect, fixed cost leverage in B2B from full industrial capacity utilization, and operational and productivity improvements drove an increase in Adjusted EBIT Margin despite the anticipated step up in costs and the less favourable country mix
•Launch of Zegna’s One Brand Strategy and progress on Our Road to iconicity
◦The first collection of the Zegna mono brand was launched in stores in July. The collection was conceived to highlight our new and recognizable brand with a selection of our most iconic products
◦Continued to tighten the markdowns policy, in all markets (excluding GCR affected by COVID-19-related store closures), on the road to eliminate end of season sales in 2023
◦Acceleration of store rebranding: 130 stores with the new logo since the launch of the One brand strategy in November 2021
◦Raising our voice on Our Road to Iconicity: we announced in August that Zegna will become the official luxury travel wear partner of Real Madrid. This is a major step in increasing global awareness of our brand and a key opportunity to reach millions of Real Madrid fans around the world. Inspired by the partnership, specific made to measure collection items that blend the two brands’ heritages as well as Zegna’s contemporaneity aesthetic and its focus on luxury craftmanship, will be available in selected Zegna boutiques globally

◦Our Road to Traceability. Oasi Cashmere roll out: the pinnacle of our knitwear offering, representing around 20% of Fall/Winter 2022 retail purchases
•Our Road to doubling revenues within the Thom Browne segment
◦Net opening of one directly operated stores (“DOS”) in the first half of 2022, with most of the new stores planned to open during the second half of the year
◦Met Gala in early May was a key milestone for the brand’s visibility
◦Staged two fashion shows in the first half: at the end of April in NYC, just before the Met Gala, for FW22, and at the end of June (SS23 Men’s), returning to Paris after over two years. These generated outstanding results in terms of attendance and coverage in global media
•Our Road to excellence and traceability with Our Made in Italy Textile Platform
◦Strong B2B performance in the first half of 2022, with Textile revenues up 55%, and Third Party Brands up 44% y-o-y
◦Full capacity utilization underpins profitability
•Our Road of Responsible Growth: Sustainability Activities and Ambition
◦Continued to make progress on our previously announced ESG strategy and commitments
◦In July, we announced our sustainability-linked financing agreements which further embed our ESG commitments into our business and strategy
◦Targets submitted to Science Based Target initiative (SBTi) in August 2022
◦Green mobility: at approximately 25% of the journey to reaching 100% fully electric or plug-in hybrid corporate vehicles by 2025 (scope 1)

Review of First Half 2022 Financials

Revenues
For the first half of 2022, Zegna Group posted revenues of €729.0 million, up 21% y-o-y. In the second quarter of 2022, sales rose by 16% y-o-y to €351.4 million.
Revenues by Segment
Zegna: The Group’s overall performance was driven by the continued strength of the Zegna segment, whose revenues increased 19% y-o-y to €553.0 million. This was a result of the success of the Zegna One brand strategy and repositioning for Zegna-branded products lines. Shoes and luxury leisurewear continued to perform strongly, while tailoring and Made to Measure have rebounded, particularly in the US and EMEA. As illustrated below, the first half of 2022 also saw a strong rebound in the B2B activities of our Made in Italy Luxury Textile Platform and our Third-Party Brands manufacturing.
Thom Browne: Thom Browne continues to contribute strongly to the Group’s overall growth, with revenues up 30% y-o-y for the period, reaching €185.8 million. This is thanks to growth across all lines, and particularly womenswear, and to the rollout of e-commerce through Tmall in the Greater China Region, which was launched in the second half of 2021.
Revenues by Geography
Revenues increased significantly across all major geographies, despite a global environment that remains disrupted by the COVID-19 pandemic and other geopolitical factors. The only exception was the Greater China Region, our largest geographical market, which was affected by COVID-19-related restrictions, primarily from mid-March through the end of May of this year.
Revenues in the Greater China Region amounted to €247.2 million for the first half of 2022, down 14% y-o-y. This is essentially a retail market, hence the decrease was due to lower DTC revenues resulting from temporary store closures and lower customer traffic due to restrictions in major cities across the region. Notably, however, DTC revenues in the Greater China Region for the month of June 2022 increased compared to June 2021 due to the significant increase in e-commerce sales for both the Zegna and Thom Browne segments, and a rebound in sales at our directly operated stores, following the relaxation of COVID-19-related restrictions. In particular, Thom Browne DTC revenues rebounded by double digits compared to June 2021 as a result of strong e-commerce sales and the additional contribution from three new net store openings.
Revenues in the rest of the world amounted to €481.8 million for the first half of 2022, up 53% y-o-y, with an acceleration in 2Q 2022 to 59% from 48% in 1Q 2022. The increase was mainly driven by a 91% y-o-y increase in revenues in the US, reaching €124.3 million, a 43% y-o-y increase in revenues from EMEA to reach €260.6 million, and a strong performance in Japan and the rest of Asia.
Revenues by Channel
Group sales from our directly operated retail network, including e-commerce, were €428.0 million for the first half of 2022, up 13% y-o-y and representing 59% of total revenues. They amounted to €209.9 million in the second quarter of the year, decelerating to a growth rate of

4% relative to the second quarter of 2021. The performance was driven by the success of the brands’ products with local customers and the resumption of tourism in Western Europe, partly offset by the impact of the zero-COVID policies in the GCR.
In particular, DTC revenues from Zegna-branded products were up 6% in the second quarter, compared with 23% in the first quarter. This underlines a strong organic growth and to a lesser extent the contribution of three net store openings compared to June 30, 2021 (including the conversion from wholesale to directly operated stores of twelve Nordstrom points of sale). Similarly, for Thom Browne, second quarter DTC sales were down 2% y-o-y, from +22% in the first quarter. Growth was high double digit in the United States, EMEA and Japan, and included eight net store openings worldwide compared to June 30, 2021.
Importantly, in the month of June DTC revenues in GCR rebounded for both Zegna and Thom Browne, with the former close to June 2021 and the latter up double-digit relative to June 2021.
Wholesale trends in the first half of 2022 (+37% y-o-y) and the acceleration in the second quarter (+45%) is not affected by substantial changes in the timing of the deliveries, with Thom Browne up 89% in 2Q 2022 with broad-based demand strength. Wholesale sales for Zegna-branded products (-3%) reflect the cancellation of Russian orders and the start of FW22 shipments only from July onwards. Elsewhere wholesale revenues grew reflecting the good acceptance of the new One Brand collection by our wholesale partners.
At the end of June 2022, the Group store footprint was comprised of 519 stores (295 DOS) compared with 530 on December 31, 2021 (297 DOS) and 525 on June 30, 2021 (284 DOS).
Revenues by Product Line
All product lines grew double-digit in the first half of 2022 compared to the same period of last year. Zegna branded products were up 13% y-o-y, primarily driven by the continued positive performance of shoes and luxury leisurewear, as well as the rebound of tailoring and Made to Measure offerings, particularly in the United States and EMEA, as well as the effects of price repositioning as part of the One Brand Strategy. Thom Browne’s 30% growth was driven by strong demand for both seasonal and classic products. Textile revenues were up 55% as a result of strong demand across the whole platform and the residual consolidation impact of Tessitura Ubertino (€4.6 million). Finally, Third Party Brands revenues grew 44% thanks to strong deliveries to Tom Ford and Gucci in particular.
Profit and Adjusted Profit
The Group’s profit for the first half of 2022 was €21.0 million, down 35% y-o-y.
The improvement in the operating profit was offset by the €28 million increase in the value of the put option liability on the 10% Thom Browne stake which the Group does not own. The remeasurement of the liability has been driven by (i) a higher present value of the obligation under the put option, in line with the Thom Browne performance and its mid-term ambitions disclosed at the Capital Markets Day; and (ii) the negative foreign exchange impact from a stronger US dollar against the euro. This compares with a €21 million income reported in the first half of 2021 in relation to the purchase of a 5% stake in Thom Browne. Income taxes for the period were €27.1 million, compared to €32.3 million in the first half of 2021, due to a lower pre-tax profit.
Adjusted Profit was €22.8 million. For additional information regarding Adjusted Profit, a non-IFRS measure, please see page 13.
Adjusted EBIT and Adjusted EBIT Margin
The Group’s Adjusted EBIT for the first half of 2022 was €82.7 million, up 24% y-o-y. Adjusted EBIT Margin was 11.3%, up 20bps y-o-y from 11.1%. Adjusted EBIT benefitted from price increases and price repositioning as part of the Zegna One Brand strategy. It also benefitted from purchasing and production efficiencies, which more than offset an increase in costs mainly coming from corporate structure costs, marketing expenses, and other operating charges, which reflect the Group’s growth strategy, and the increase in costs related to being a publicly listed company.
Adjusted EBIT for the Zegna segment was €51.1 million, +31% y-o-y, with an Adjusted EBIT Margin of 9.2%, compared to 8.4% in 2021. This was driven by price increase/repositioning as part of the One Brand strategy, cost efficiencies and positive operating leverage, despite the less favourable country mix and an increase in operating expenses, higher advertising and marketing costs on rebranding activities, higher corporate costs and higher depreciation and amortization. It is worth noting that corporate charges are fully allocated to the Zegna segment.
For the Thom Browne segment, Adjusted EBIT was €31.6 million, up 13% y-o-y, with an Adjusted EBIT Margin of 17.0%, compared to 19.5% in 2021, with scale benefits more than offset by growth-related expenses, including costs for expanding the direct-to-consumer store network (+ 8 net DOS compared to the end of June 2021) and investments to improve central administrative functions and processes.
For additional information regarding Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS measures, see page 13.
Net Financial Indebtedness / (Cash Surplus) and Capital Expenditure
Cash Surplus was €103.1 million as of June 30, 2022, compared to €144.8 million as of December 31, 2021, and €73.3 million Net Financial Indebtedness as of June 30, 2021, reflecting €28.5 million outflow in capital expenditure (mostly on the store network), compared to €24.6 million in the same period last year), higher Trade Working Capital by €55.2 million and €29.6 million litigation settlements, among other things.

Trade Working Capital as of June 30, 2022, was €331.0 million, compared to €275.8 million as of December 31, 2021, and €289.8 million as of June 30, 2021, reflecting mainly higher inventories (+17% growth y-o-y), built up in preparation for the launch of the One Brand merchandise after June-end and partially deriving from the unsold stock in GCR.
For additional information regarding Net Financial Indebtedness / (Cash Surplus), Trade Working Capital and capital expenditure, which are non-IFRS measures, including a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures, see page 13.
Fiscal Year 2022 Outlook
The first half of 2022 was marked by considerable macroeconomic and geopolitical uncertainty, adding to the volatility of the still ongoing global health crisis. While the Group remains vigilant in the face of these continued uncertainties, (i) we have been witnessing an ongoing positive performance continuing in July and August, and (ii) a strong success of the SS23 selling campaign. We are raising our guidance and now expect revenue growth in the mid-teens (prior guidance was “low-teens”) and a solid improvement (prior guidance was “improvement”) in our Adjusted EBIT, with an Adjusted EBIT margin in the range of last year’s, considering the step-up in marketing and central costs. We also expect a Cash Surplus increase in the second half of the year. This outlook assumes no further deterioration or geographic extension of the war in Ukraine, a continuing normalization of the COVID-19 pandemic in GCR, no significant macroeconomic deterioration and no other unforeseen events.
Medium-term Outlook: Our Path of Responsible Growth
On May 17, 2022, at its first Capital Markets Day, the Group announced its medium-term financial goals. The Group is aiming for revenues to exceed €2 billion and for Adjusted EBIT to reach at least 15% of revenues.
The Group expects, among other things, an increase in store productivity and continuing positive developments related to price and product mix to drive revenues, which, together with favorable operational leverage, should reflect positively on profitability. These improvements should more than offset the planned increase in marketing costs, which, together with capital expenditures (expected at 5% of full-year 2022 revenues), should support our growth.
The Group will continue to pursue its strategy with confidence and determination while monitoring the significant uncertainties, including global health developments, consumer spending in GCR, and global geopolitical and macroeconomic risks.
The ESG targets announced at the Capital Markets Day in May also reaffirm the Group’s commitment to a path of responsible growth, with financial goals rooted in the Group’s values.

Conference Call
As previously announced, at 8:00 a.m. ET (2:00 p.m. CET), the Company plans to host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

United States (Local): + 1 646 664 1960
Italy (Local): +39 06 9450 1060
United Kingdom (Local): 020 3936 2999
All other locations: +44 20 3936 2999

Access Code: 565995
An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months. An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.
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Next Scheduled Announcement
The next scheduled announcement will be the third quarter revenues on October 27, 2022. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.
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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of June 30, 2022 (242 Zegna stores and 53 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.
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Contacts
Investor Relations
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Media
Ermenegildo Zegna Group
Domenico Galluccio
domenico.galluccio@zegna.com
+39 335 538 7288

Brunswick Group
Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

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Forward Looking Statements
This communication, including the sections “Fiscal Year 2022 Outlook” and “Medium-term Outlook: Our Path of Responsible Growth”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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Second Quarter 2022 and First Half 2022 - Group Revenues Tables

Group Revenues by Segment

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Revenues
Zegna segment	552,966	465,899	87,067	18.7%
Thom Browne segment	185,769	142,553	43,216	30.3%
Eliminations	(9,742)	(5,112)	4,630	n.m.
Total revenues	728,993	603,340	125,653	20.8%
________________________________________
(*) Throughout this section “n.m.” means not meaningful

Group Revenues by Sales Channel

	For the three months ended March 31,			For the three months ended June 30,			For the six months ended June 30,
(€ thousands, except percentages)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)
Direct to Consumer (DTC) - Zegna branded products	183,909	149,228	23.2%	177,941	168,586	5.5%	361,850	317,814	13.9%
Direct to Consumer (DTC) - Thom Browne branded products	34,181	27,947	22.3%	31,993	32,787	(2.4)%	66,174	60,734	9.0%
Total Direct to Customer (DTC)	218,090	177,175	23.1%	209,934	201,373	4.3%	428,024	378,548	13.1%
Wholesale Zegna branded products	40,070	34,255	17.0%	23,332	24,113	(3.2)%	63,402	58,368	8.6%
Wholesale Thom Browne branded products	63,756	52,276	22.0%	55,236	29,209	89.1%	118,992	81,485	46.0%
Wholesale Third Party Brands and Textile	54,646	33,936	61.0%	61,663	43,443	41.9%	116,309	77,379	50.3%
Wholesale Agnona	25	139	(82.0)%	10	184	(94.6)%	35	323	(89.2)%
Total Wholesale	158,497	120,606	31.4%	140,241	96,949	44.7%	298,738	217,555	37.3%
Other	992	3,413	(70.9)%	1,239	3,824	(67.6)%	2,231	7,237	(69.2)%
Total revenues	377,579	301,194	25.4%	351,414	302,146	16.3%	728,993	603,340	20.8%
________________________________________
Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Group Revenues by Geographical Area

	For the three months ended March 31,			For the three months ended June 30,			For the six months ended June 30,
(€ thousands, except percentages)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)
EMEA (1)	134,456	96,812	38.9%	126,171	85,719	47.2%	260,627	182,531	42.8%
of which Italy	64,091	48,159	33.1%	61,905	36,523	69.5%	125,996	84,682	48.8%
of which UK	10,970	5,177	111.9%	12,574	9,118	37.9%	23,544	14,295	64.7%
North America (2)	61,803	33,381	85.1%	73,472	37,320	96.9%	135,275	70,701	91.3%
of which United States	56,933	28,868	97.2%	67,358	36,206	86.0%	124,291	65,074	91.0%
Latin America (3)	5,665	2,995	89.1%	6,860	4,123	66.4%	12,525	7,118	76.0%
APAC (4)	174,816	167,259	4.5%	144,009	173,616	(17.1)%	318,825	340,875	(6.5)%
of which Greater China Region	141,980	141,570	0.3%	105,213	147,001	(28.4)%	247,193	288,571	(14.3)%
of which Japan	14,139	12,812	10.4%	16,101	11,689	37.7%	30,240	24,501	23.4%
Other (5)	839	747	12.3%	902	1,368	(34.1)%	1,741	2,115	(17.7)%
Total	377,579	301,194	25.4%	351,414	302,146	16.3%	728,993	603,340	20.8%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties and certain sales of old season products.

Group Revenues by Product Line

	For the three months ended March 31,			For the three months ended June 30,			For the six months ended June 30,
(€ thousands, except percentages)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)	2022	2021	Increase/(Decrease)
Zegna branded products	223,979	183,483	22.1%	201,273	192,699	4.4%	425,252	376,182	13.0%
Thom Browne	97,937	80,223	22.1%	87,229	61,996	40.7%	185,166	142,219	30.2%
Textile	30,244	18,378	64.6%	38,724	26,100	48.4%	68,968	44,478	55.1%
Third Party Brands	24,402	15,558	56.8%	22,939	17,343	32.3%	47,341	32,901	43.9%
Agnona	25	139	(82.0)%	10	184	(94.6)%	35	323	(89.2)%
Other	992	3,413	(70.9)%	1,239	3,824	(67.6)%	2,231	7,237	(69.2)%
Total	377,579	301,194	25.4%	351,414	302,146	16.3%	728,993	603,340	20.8%
________________________________________
Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
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Group Monobrand(1) Store Network as of June 30, 2022

	As of June 30, 2022			As of December 31, 2022			As of June 30, 2021
# Stores	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP
EMEA	69	10	79	69	9	78	70	7	77
Americas (2)	51	5	56	50	5	55	39	4	43
APAC	122	38	160	126	38	164	130	34	164
Total Direct to Customer (DTC)	242	53	295	245	52	297	239	45	284
EMEA	85	5	90	89	5	94	95	6	101
Americas (2)	68	3	71	74	3	77	77	3	80
APAC	33	30	63	32	30	62	32	28	60
Total Wholesale	186	38	224	195	38	233	204	37	241
Total	428	91	519	440	90	530	443	82	525
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Americas include North America and Latin America.
***

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the six months ended June 30, 2022 and 2021
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2022	2021
Revenues	728,993	603,340
Other income	6,037	5,367
Cost of raw materials and consumables	(162,518)	(161,298)
Purchased, outsourced and other costs	(187,340)	(138,019)
Personnel costs	(198,534)	(160,201)
Depreciation, amortization and impairment of assets	(88,204)	(78,605)
Write downs and other provisions	(654)	(3,174)
Other operating costs	(16,413)	(15,664)
Operating profit	81,367	51,746
Financial income	15,901	32,531
Financial expenses	(41,965)	(16,685)
Foreign exchange losses	(9,893)	(2,728)
Result from investments accounted for using the equity method	2,661	(346)
Profit before taxes	48,071	64,518
Income taxes	(27,050)	(32,284)
Profit	21,021	32,234
Attributable to:
Shareholders of the Parent Company	14,038	28,157
Non-controlling interests	6,983	4,077

Basic earnings per share in €	0.06	0.14
Diluted earnings per share in €	0.06	0.14

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2022 and at December 31, 2021
(Unaudited)

(€ thousands)	At June 30, 2022	At December 31, 2021
Assets
Non-current assets
Intangible assets	463,460	425,220
Property, plant and equipment	110,201	111,474
Right-of-use assets	378,526	370,470
Investments at equity method	23,190	22,447
Deferred tax assets	119,178	108,210
Other non-current financial assets	35,293	35,372
Total non-current assets	1,129,848	1,073,193
Current assets
Inventories	390,986	338,475
Trade receivables	168,637	160,360
Derivative financial instruments	11,135	1,786
Tax receivables	18,956	14,966
Other current financial assets	324,495	340,380
Other current assets	81,239	68,773
Cash and cash equivalents	346,883	459,791
Total current assets	1,342,331	1,384,531
Total assets	2,472,179	2,457,724
Liabilities and Equity
Share capital	5,939	5,939
Retained earnings	490,902	498,592
Other reserves	135,570	96,679
Equity attributable to shareholders of the Parent Company	632,411	601,210
Equity attributable to non-controlling interest	46,964	43,094
Total equity	679,375	644,304
Non-current liabilities
Non-current borrowings	306,178	471,646
Other non-current financial liabilities	187,361	167,387
Non-current lease liabilities	341,224	331,409
Non-current provisions for risks and charges	16,106	44,555
Employee benefits	47,418	42,263
Deferred tax liabilities	58,776	53,844
Total non-current liabilities	957,063	1,111,104
Current liabilities
Current borrowings	246,470	157,292
Other current financial liabilities	28,639	33,984
Current lease liabilities	104,263	106,643
Derivative financial instruments	21,483	14,138
Current provisions for risks and charges	24,221	14,093
Trade payables and customer advances	228,626	223,037
Tax liabilities	36,501	28,773
Other current liabilities	145,538	124,356
Total current liabilities	835,741	702,316
Total equity and liabilities	2,472,179	2,457,724

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2022 and 2021
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2022	2021
Operating activities
Profit	21,021	32,234
Income taxes	27,050	32,284
Depreciation, amortization and impairment of assets	88,204	78,605
Financial income	(15,901)	(32,531)
Financial costs	41,965	16,685
Exchange losses	9,893	2,728
Write downs and other provisions	654	3,174
Provision for obsolete inventory	10,856	17,096
Result from investments accounted for using the equity method	(2,661)	346
(Gains)/Losses arising from the sale of fixed assets	(1,511)	799
Other non-cash expenses/(income), net	11,776	2,357
Change in inventories	(51,806)	(36,108)
Change in trade receivables	(3,341)	(7,052)
Change in trade payables including customer advances	(2,014)	(1,583)
Change in other operating assets and liabilities	(69,396)	30,867
Interest paid	(10,974)	(8,293)
Income taxes paid	(25,440)	(40,737)
Net cash flows from operating activities	28,375	90,871
Investing activities
Payments for property plant and equipment	(15,824)	(16,996)
Proceeds from disposals of property plant and equipment	3,253	2,792
Payments for intangible assets	(12,715)	(7,571)
Proceeds from disposals of non-current financial assets	796	—
Payments for purchases of non-current financial assets	—	(8,750)
Proceeds from disposals of current financial assets and derivative instruments	31,040	43,719
Payments for acquisitions of current financial assets and derivative instruments	(21,204)	(57,197)
Advances for investments	—	(42,259)
Business combinations, net of cash acquired	—	(3,024)
Net cash flows used in investing activities	(14,654)	(89,286)
Financing activities
Proceeds from borrowings	—	63,531
Repayments of borrowings	(76,687)	(13,124)
Repayment of other non-current financial liabilities	(3,919)	—
Payments of lease liabilities	(64,641)	(49,650)
Payments for acquisition of non-controlling interests	—	(30,653)
Capital contribution	10,923	—
Sales of shares held in treasury	3,390	2,946
Purchase of own shares	—	(384)
Dividends paid to non-controlling interest	(4,147)	(548)
Net cash flows used in financing activities	(135,081)	(27,882)
Effects of exchange rate changes on cash and cash equivalents	8,452	2,763
Net decrease in cash and cash equivalents	(112,908)	(23,534)
Cash and cash equivalents at the beginning of the period	459,791	317,291
Cash and cash equivalents at the end of the period included within assets held for sale	—	(7,820)
Cash and cash equivalents at the end of the period	346,883	285,937

Non-IFRS Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings Per Share, Net Financial Indebtedness/(Cash Surplus) and Trade Working Capital. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money) and certain costs related to the Agnona disposal. Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and provides the Adjusted EBIT Margin for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Income taxes	27,050	32,284
Financial income	(15,901)	(32,531)
Financial expenses	41,965	16,685
Exchange losses/(gains)	9,893	2,728
Result from investments accounted for using the equity method	(2,661)	346
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Adjusted EBIT	82,678	66,813

Revenues	728,993	603,340
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	11.3%	11.1%
(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

Adjusted Profit
Adjusted Profit represents Profit adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money), certain costs related to the Agnona disposal and gains on the Thom Browne option realized in connection with the exercise of the option, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).

Zegna’s management uses Adjusted Profit to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.

The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Gain on Thom Browne option(7)	—	(20,675)
Tax effects on adjusting item(8)	491	(319)
Adjusted Profit	22,823	26,307

(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.

This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both recognized in the six months ended June 30, 2021. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(7)Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and relates to the Thom Browne segment.
(8)Includes the tax effects of the aforementioned adjustments.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share represent basic earnings per share and diluted earnings per share adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money), certain costs related to the Agnona disposal and gains on the Thom Browne option realized in connection with the exercise of the option, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate) and excluding the impact of non-controlling interests on the adjusting items.

Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

For the calculation of both Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, the number of ordinary and potential ordinary shares outstanding for the six months ended June 30, 2021 reflects the Share Split performed as part of the Business Combination, which was completed on December 21, 2021.

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Gain on Thom Browne option(7)	—	(20,675)
Tax effects on adjusting item(8)	491	(319)
Adjusted Profit	22,823	26,307
Impact of non-controlling interests(9)	6,990	4,077
Adjusted Profit attributable to shareholders of the Parent Company	15,833	22,230
Weighted average number of shares for basic earnings per share	237,314,960	201,580,550
Adjusted Basic Earnings per Share in €	0.07	0.11
Weighted average number of shares for diluted earnings per share	238,930,441	202,515,100
Adjusted Diluted Earnings per Share in €	0.07	0.11

(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both recognized in the six months ended June 30, 2021. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(7)Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and relates to the Thom Browne segment.
(8)Includes the tax effects of the aforementioned adjustments.
(9)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instruments, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets.

Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2022 and at December 31, 2021:

(€ thousands)	At June 30, 2022	At December 31, 2021
Non-current borrowings	306,178	471,646
Current borrowings	246,470	157,292
Derivative financial instruments - Liabilities	21,483	14,138
Other non-current financial liabilities (other)(i)	35	7,976
Total borrowings, other financial liabilities and derivatives	574,166	651,052
Cash and cash equivalents	(346,883)	(459,791)
Derivative financial instruments - Assets	(11,135)	(1,786)
Other current financial assets (securities and financial receivables)(ii)	(319,278)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(677,296)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(103,130)	(144,769)
________________________________________
(i) Includes the other component of the “Other non-current financial liabilities” line item from Zegna’s semi-annual condensed consolidated statement of financial position.
(ii) Includes the securities and financial receivables components of the “Other current financial assets” line item from Zegna’s semi-annual condensed consolidated statement of financial position.

Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax assets and liabilities, cash and cash equivalents, assets and liabilities held for sale, borrowings, lease liabilities, and other assets and liabilities. Trade Working Capital is a non-IFRS measure.

Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2022 and at December 31, 2021:

(€ thousands)	At June 30, 2022	At December 31, 2021
Current assets	1,342,331	1,384,531
Current liabilities	(835,741)	(702,316)
Working capital	506,590	682,215
Less:
Derivative financial instruments	11,135	1,786
Tax receivables	18,956	14,966
Other current financial assets	324,495	340,380
Other current assets	81,239	68,773
Cash and cash equivalents	346,883	459,791
Current borrowings	(246,470)	(157,292)
Current lease liabilities	(104,263)	(106,643)
Derivative financial liabilities	(21,483)	(14,138)
Other current financial liabilities	(28,639)	(33,984)
Current provisions for risks and charges	(24,221)	(14,093)
Tax liabilities	(36,501)	(28,773)
Other current liabilities	(145,538)	(124,356)
Trade Working Capital	330,997	275,798
of which trade receivables	168,637	160,360
of which inventories	390,986	338,475
of which trade payables and customer advances	(228,626)	(223,037)
***
Capital expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for each of the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Payments for property, plant and equipment	15,824	16,996
Payments for intangible assets	12,715	7,571
Capital expenditure	28,539	24,567
***